Exhibit 99.1

Zhaopin Limited Announces

Completion of Going Private Transaction

BEIJING, September 29, 2017 -- Zhaopin Limited (NYSE: ZPIN) (“Zhaopin” or the “Company”), a leading career platform1 in China focused on connecting users with relevant job opportunities through their career lifecycle, today announced the completion of its merger (the “Merger”) with Zebra Mergerco, Ltd. (“Merger Company”), pursuant to the previously announced agreement and plan of merger (the “Merger Agreement”), dated April 6, 2017, among the Company, SEEK International Investments Pty Ltd. (“Parent”) and Merger Company. As a result of the Merger, Parent together with affiliates of Hillhouse Capital Management, Ltd. and FountainVest Partners acquired the Company and the Company ceased to be a publicly traded company thereafter.

As previously announced, on June 19, 2017, the Company declared the final amount of a cash special dividend (the “Special Dividend”) of US$0.94 per ordinary share of the Company (each a “Share”), corresponding to US$1.88 per American depositary share of the Company (each, an “ADS”) (each representing two Shares) as contemplated under and determined in accordance with the terms of the Merger Agreement, payable to holders of record of issued and outstanding Shares and ADSs as of immediately prior to the effective time of the Merger (the “Effective Time”), subject to and conditioned upon the consummation of the Merger. The Special Dividend will be paid by the Company as soon as practicable and no later than three business days (as such term is defined in the Merger Agreement) following the Effective Time.

In addition, under the terms of the Merger Agreement, which has been approved by the Company’s shareholders at an extraordinary general meeting held on September 25, 2017, other than certain of the Company’s ordinary shares described below, each Share that was issued and outstanding immediately prior to the Effective Time of the Merger has been cancelled and converted into and exchanged for the right to receive US$8.16 (which represents US$9.10 per Share minus the US$0.94 per Share amount of the Special Dividend) (such amount, the “Per Share Merger Consideration”), and each ADS, together with the two Shares underlying each such ADS, has been cancelled in exchange for US$16.32 (which amount represents US$18.20 per ADS minus the US$1.88 per ADS amount of the Special Dividend) (such amount, the ‘‘Per ADS Merger Consideration’’) to be paid, net of the cancellation fee of US$0.05 per ADS, pursuant to the terms of the Deposit Agreement, dated as of June 11, 2014, among the Company, JPMorgan Chase Bank, N.A., in its capacity as the ADS depositary (the “ADS Depositary”), and the holders and beneficial owners of ADSs issued thereunder, in each case, in cash, without interest and net of any applicable withholding taxes.

The US$8.16 Per Share Merger Consideration, together with the US$0.94 per Share amount of the Special Dividend, will result in holder of Shares immediately prior to the Effective Time being entitled to receive a total of US$9.10 in cash per Share, and the US$16.32 Per ADS Merger Consideration, together with the US$1.88 per ADS amount of the Special Dividend, will result in holder of ADSs immediately prior to the Effective Time being entitled to receive a total of US$18.20 in cash per ADS, in each case in connection with the Merger.

Notwithstanding the foregoing, the following Shares (including Shares represented by ADSs) were not converted into or exchanged for the right to receive the Per Share Merger Consideration or the Per ADS Merger Consideration described in the immediately preceding paragraphs:

(a)	54,503,586 Shares held by Parent immediately prior to the Effective Time, which are deemed “Continuing Shares” pursuant to the terms of the Merger Agreement, which do not entitle Parent to payment of the Per Share Merger Consideration or the Per ADS Merger Consideration in respect therefor (but entitle Parent to payment of the Special Dividend in respect therefor), and were not cancelled and instead continue to exist without interruption, and each represents one validly issued, fully paid and non-assessable Class B ordinary share of the surviving company,

(b)	ordinary shares (including Class A ordinary shares represented by ADSs) held by the Company or its subsidiaries and the ADS Depositary and reserved for issuance pursuant to the Company’s share incentive plans immediately prior to the Effective Time have been cancelled and ceased to exist without payment of any consideration or distribution (including the right to receive the Special Dividend) therefor, and

(c)	ordinary shares held by holders who have validly exercised and not effectively withdrawn or lost their rights to dissent from the Merger pursuant to Section 238 of the Cayman Islands Companies Law Cap. 22 (Law 3 of 1961, as consolidated and revised) have been cancelled at the Effective Time for the right to receive the fair value of such Shares determined in accordance with the provisions of Section 238 of the Cayman Islands Companies Law.

1 Zhaopin's website is the most popular career platform in China as measured by average daily unique visitors in each of the 12 months ended June 30, 2017, the number of registered users as of June 30, 2017 and the number of unique customers for the three months ended June 30, 2017.

Shareholders of record as of immediately prior to the Effective Time who are entitled to the Per Share Merger Consideration will receive a letter of transmittal and instructions on how to surrender their Share certificates in exchange for the merger consideration. Shareholders should wait to receive the letter of transmittal before surrendering their ordinary share certificates. The Special Dividend will be paid to shareholders of record as of immediately prior to the Effective Time pursuant to the Company’s memorandum and articles of association, the applicable law and the Merger Agreement.

ADS holders of record as of immediately prior to the Effective Time who are entitled to the merger consideration and the Special Dividend will automatically receive from the ADS Depositary, per each such ADS held by them, US$16.32 (less an ADS cancellation fee of US$0.05 per ADS) as the Per ADS Merger Consideration and US$1.88 as the per ADS amount of the Special Dividend, in cash, without interest and net of any applicable withholding taxes, in exchange for the cancellation of such ADSs. Payment of the net per ADS Merger Consideration and Special Dividend will be made to such ADS holders as soon as practicable after the ADS Depositary receives the merger consideration and Special Dividend. ADS holders which hold their ADSs in “street name” through their broker, bank or other nominee will not be required to take any action to receive the net Per ADS Merger Consideration and Special Dividend for their ADSs as the ADS Depositary will arrange for the surrender of such ADSs and the remittance of the net Per ADS Merger Consideration and Special Dividend with The Depository Trust Company (the clearance and settlement system for the ADSs) for distribution to the applicable broker, bank or nominee on behalf of such beneficial owners. Any questions concerning the receipt of the Per ADS Merger Consideration and Special Dividend from holders who hold ADSs in “street name” should be directed by such holders to their applicable broker, bank or nominee.

The Company also announced today that it requested that trading of its ADSs on the New York Stock Exchange (the “NYSE”) be suspended. The Company requested that the NYSE file a Form 25 with the Securities and Exchange Commission (the “SEC”) notifying the SEC of the delisting of its ADSs on the NYSE and the deregistration of the Company’s registered securities. The deregistration will become effective 90 days after the filing of the Form 25 or such shorter period as may be determined by the SEC. The Company intends to suspend its reporting obligations under the Securities Exchange Act of 1934, as amended, by filing a Form 15 with the SEC in approximately ten days. The Company’s obligations to file with the SEC certain reports and forms, including Form 20-F and Form 6-K, will be suspended immediately as of the filing date of the Form 15 and will cease once the deregistration becomes effective.

About Zhaopin Limited

Zhaopin is a leading career platform in China, focusing on connecting users with relevant job opportunities throughout their career lifecycle. The Company’s zhaopin.com website is the most popular career platform in China as measured by average daily unique visitors in each of the 12 months ended June 30, 2017, number of registered users as of June 30, 2017 and number of unique customers2 for the three months ended June 30, 2017. The Company’s over 140.0 million registered users include diverse and educated job seekers who are at various stages of their careers and are in demand by employers as a result of the general shortage of skilled and educated workers in China. In the fiscal year ended June 30, 2017, approximately 49.3 million job postings3 were placed on Zhaopin’s platform by 613,083 unique customers including multinational corporations, small and medium-sized enterprises and state-owned entities. The quality and quantity of Zhaopin’s users and the resumes in the Company’s database attract an increasing number of customers. This in turn leads to more users turning to Zhaopin as their primary recruitment and career- related services provider, creating strong network effects and significant entry barriers for potential competitors. For more information, please visit http://www.zhaopin.com.

2 A “unique customer” refers to a customer that purchases the Company’s online recruitment services during a specified period. Zhaopin makes adjustments for multiple purchases by the same customer to avoid double counting. Each customer is assigned a unique identification number in the Company’s information management system. Affiliates and branches of a given customer may, under certain circumstances, be counted as separate unique customers.

3 Zhaopin calculates the number of job postings by counting the number of newly placed job postings during each respective period. Job postings that were placed prior to a specified period - even if available during such period - are not counted as job postings for such period. Any particular job posting placed on the Company’s website may include more than one job opening or position.

Safe Harbor Statements

This announcement may include certain statements that are not descriptions of historical facts, but are forward-looking statements. Forward-looking statements can generally be identified by the use of forward-looking terminology such as “will,” “should,” “may,” “believes,” “expects” or similar expressions. All of such assumptions are inherently subject to uncertainties and contingencies beyond the Company’s control. The Company does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For more information, please contact:

Zhaopin Limited

Ms. Daisy Wang

Investor Relations

(86-10) 5863 5888 ext. 68346

ir@zhaopin.com.cn